SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 9, 2008 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

ANNUAL REPORT BY THE AUDIT COMMITTEE

Buenos Aires, September 5, 2008

To the Directors and Shareholders of

Alto Palermo S.A.

Your Office

In our capacities as Directors and Members of the Audit Committee of Alto Palermo S.A. in compliance with the standards laid down by the Argentine Securities Commission (Comisión Nacional de Valores - “CNV”) we are pleased to submit to your consideration this report on the actions implemented by the Committee with respect to the matters with which it has been entrusted for the fiscal year ended on June 30, 2008

I. Formation of APSA’s Audit Committee.

On May 24, 2004, following a resolution adopted by its Board of Directors, Alto Palermo S.A. formed the Audit Committee. In conformity with the rules set forth by CNV through its General Resolution 400/02 and with the provisions under Decree 677/01, this committee shall be composed of three directors. On June 30, 2004, the Committee approved the rules that will govern its operation, which have been registered with the Supervisory Board of Companies (IGJ).

On July 30, 2007, the Committee issued its Action Plan for the fiscal year ended on June 30, 2008 and submitted it to the consideration by the Board of Directors and the Supervisory Committee within the terms mandated to such end by the standards of the CNV.

II. Powers and Duties of the Audit Committee

The Audit Committee has exercised its powers and discharged its duties in accordance with the provisions laid down by CNV, its own rules and the Audit Committee’s Action Plan for fiscal 2008.

The following is a summary of the Audit Committee’s powers and duties:

A.	External Audit: Qualifications and Independence. Assessment of its plans and performance through the issuance of an opinion at the time of submission of the Audit Committee’s Annual Report and, when applicable, an opinion must be rendered on:

a) The proposal made by the Board of Directors as to whether to remove or appoint external auditors

B.	Internal Audit: Assessment of its plans and performance through the issuance of an opinion at the time of submission of the Audit Committee’s Annual Report.

C.	Audit Committees must be familiar with the Company’s internal control system and with the operation of the Company’s administrative and accounting system.

D.	Audit Committees must have an understanding of the reliability of the information filed with the CNV, self-regulated entities (Stock Exchange) and foreign regulatory bodies.

E.	Audit Committees must assess the enforcement of information policies surrounding the Company’s risk management.

F.	Audit Committees must assess compliance with the Company’s rules of conduct.

Besides, whenever applicable, Audit Committees must issue an opinion on:

G.	Conflicts of interest, by supplying the market with complete information in each case.

H.	Transactions with related parties and for relevant amounts that the Board of Directors or one of its members may submit to its consideration regarding their nature as arm’s length transactions.

I.	Reasonableness of any proposals submitted by the Board of Directors in terms of fees and stock option plans for the benefit of directors and managers.

J.	The reasonableness of the conditions for the issuance of shares or convertible securities without preemptive rights or with limited preemptive rights.

III Discussion of the Audit Committee’s Powers and Duties.

Based on the preceding list of powers and duties, the paragraph below presents the objectives pursued in each case, the actions taken by the Committee and the conclusions reached.

A.	External Audit: Qualification and Independence. Performance Assessment

On October 25, 2007, Alto Palermo S.A.’s Ordinary and Extraordinary Shareholders’ Meeting ratified the appointment of PriceWaterhouse & Co., member firm in PriceWaterhouseCoopers and Abelovich Polano & Asociados as the Company’s External Auditors for the fiscal year to be ended in June 2008.

On October 24, 2007, the Audit Committee issued an opinion on the proposal by the Board of Directors to appoint the accounting firms PriceWaterhouse & Co and Abelovich, Polano y Asociados as external auditors for fiscal 2008, which, considering such appointment as adequate, was submitted to the Annual Shareholders’ Meeting dated October 25, 2007.

In order to assess the work performed by the External Auditors appointed for fiscal 2008 concerning their function consisting in providing reasonable assurance as to the reliability of the documents reviewed by the External Auditors, the Committee has engaged in the following:

•	An analysis of the qualifications and independence of the proposed external auditors on the basis of:

•	Professional background.

•

Consideration of the aspects leading to the decision that it was advisable to maintain these accounting firms as the Company’s external auditors because of their knowledge of the company, its accounting and administrative systems and its internal controls, gained throughout their engagements as external auditors in previous fiscal years.

•	These audit firms’ independence policies and the emphasis they place on enforcement thereof.

•	The sworn statements required by Decree 677/01, Section 12.

•	The statement of independence required of the auditors.

•	An assessment of the auditors’ performance, for which purpose the Audit Committee has held meetings with the External Auditors on a regular basis to consider:

•	The audit’s general plan.

•	Key audit issues.

•

The reports issued by the External Audit, namely, the annual Auditors’ Report and the Limited Review Reports concerning the company’s quarterly financial statements as of September 2007, December 2007 and March 2008.

•	The Management Letters dealing with any internal control weaknesses identified and reported to the Audit Committee in due time.

•

The Audit Committee analyzed the services rendered by the external auditors and concluded that at no time was their independence compromised in conformity with CNV’s Resolution No. 368, Chapter III, Section 18.

The Audit Committee analyzed the fees invoiced for fiscal 2008 concerning the audit services and the third-party assurance services as well as services other than the preceding, namely:

• External audit and other third-party assurance services:	Ps. 3,116,441.02.-

• Services other than external audit and third-party assurance:	Ps. 785,596.61.-

• Total	Ps. 3,902,037.63.-

Besides, it must be noted that in compliance with the requirements laid down by the Securities Exchange Commission (SEC) standards and particularly as regards the requirements imposed by the Sarbanes Oxley Act, the Audit Committee has rendered a preliminary approval for the external audit services retained by the Company.

On the basis of the actions undertaken by the Audit Committee, for the aim above described and comprising the actions above mentioned, the Audit Committee is pleased to report that it has not become aware of any relevant matter warranting special mention regarding the External Audit and that it considers that the discharge of its functions consisting in providing assurance as to the documentation reviewed has been adequately attained.

B.	Internal Audit: Performance Assessment.

The performance of the Company’s Internal Audit has been assessed considering that Internal Audit’s primary function and responsibility are to aid Management in all the aspects associated with the effectiveness of the Company’s internal controls through independent audits conducted in accordance with its annual action plan aiming also at contributing with its actions to the encouragement of operational practical improvements and at fostering the exertion of preventative controls.

The tasks of the Audit Committee to assess the discharge of Internal Audit’s function as described above consisted in:

•	An assessment of the Internal Audit’s action plan

•	An analysis of its working methodology

•	An analysis of the area’s organizational structure

•	Regularly holding meetings in order to follow up on the plan and to consider the reports issued by the Internal Audit. Discussion of the comments made, proposals submitted and outcomes obtained.

The Audit Committee has also assessed the active involvement of the Internal Audit department to aid in the work carried out by the Company in the framework of the application of the Sarbanes-Oxley Act, Section 404.

In consideration of the foregoing, on the basis of the assessments undertaken, the Audit Committee is pleased to report that it has not become aware of any relevant matter warranting special mention regarding the organization, supervision and implementation of the Internal Audit work during fiscal 2008 and that it has been sufficiently planned and implemented.

C.	Review of Effectiveness of the Company’s Internal Control Systems and of the Company’s Financial Reporting Systems.

Considering internal controls to be a set of procedures and actions adopted by the Company’s management, its various departments and personnel to provide reasonable assurance as regards protection of the Company’s assets, to promote effectiveness and efficiency in its operations, to improve existing procedures both in terms of operations and controls, to produce reliable financial reports and to comply with rules and regulations, the Audit Committee has engaged in:

•	A review of the work performed by Internal Audit and the outcome obtained as described in point B of this paragraph.

•	A review of the work performed by Internal Audit over internal controls, the submission of comments and recommendations in that respect and their recognition by the Company.

•	A review of the assessment of the matters surrounding the rules of conduct.

•	Meetings with the various departments in order to become aware of the degree of commitment assumed by each with the enforcement of internal controls.

•	Meetings to follow up on the implementation of the action plan by application of Section 404 of the Sarbanes Oxley Act.

The Audit Committee has noted that as a result of the work performed by the Company in the course of the fiscal year, improvements have been made in its internal control environment, in some cases as a natural consequence of the relevance afforded by Management to the control issue and in other cases as a direct consequence of the performance of tasks related to the enforcement of SOX 404. The above notwithstanding, the Audit Committee has become aware of certain significant weaknesses identified by the External Audit which are to be cured by the Company subject to the Audit Committee’s close supervision and follow-up.

This notwithstanding, the Audit Committee is pleased to report that it has not become aware of any relevant issue surrounding the Company’s internal controls and particularly regarding its administrative and accounting systems which, in the opinion of the Audit Committee, should be notified in this report.

D.	Assessment of the reliability of the information filed with control authorities and regarding significant events.

On the basis of the reports prepared by the Internal Audit department and by the External Auditors, the Audit Committee has assessed the reliability of the financial information supplied to the markets, which does not require the Audit Committee to conduct an examination in accordance with auditing standards, but rather a review by the Audit Committee of:

•

The financial statements as of June 30, 2008 and for the fiscal year then ended, as well as the interim financial statements as of September 30, 2007, December 31, 2007 and March 31, 2007 and for the fiscal periods then ended.

•	The reports and documentation issued by the External Auditors.

In consideration of the foregoing, the opinion by the Audit Committee on financial reporting and on significant events must not be understood to be a professional opinion thereon. Rather, it must be understood that such opinion is restricted to an indication of any objections arising from the work performed. As regards the financial statements for fiscal 2008, the responsibility for issuing reports rests on the External Auditors and on the Supervisory Committee, with the Audit Committee being restricted to rely on the work performed by them.

On the basis of the work performed and subject to the scope described, the Audit Committee has not become aware of any relevant situation that in its opinion warrants special consideration.

E.	Risk Management

Risk management may be defined as a process whereby the company identifies any contingencies that may have a bearing on the normal conduct of business, adversely affecting the company and in whose framework the Company defines in advance and with a preventative approach any actions to be implemented if these risks materialized by following directions and employing methodologies laid down by the Company.

The Audit Committee is responsible for assessing compliance with the policies laid down in this respect though it is not involved in their definition. To that end, the involvement of the Audit Committee has consisted in:

a) Considering the measures taken by the Company to strengthen its risk management policies by properly identifying and assessing these risks and the actions to be taken in the event they were to materialize.

b) Considering the measures taken by the Company in terms of security, acquisition of insurance and dispute management.

c) Considering the actions implemented by the Company’s Risk and Business Process Management Department responsible for mapping out the Company’s risks.

On the basis of the work performed by the Committee, subject to the scope and in furtherance of the objectives described above, the Company is considered to have made progress in this respect, particularly in terms of Market Risk. The Audit Committee understands that the Company must continue with this process in order to optimize the aspects concerning Risk Management.

F.	Rules of Conduct.

As regards the duties of the Audit Committee related to the assessment of compliance with the rules of conduct, special consideration has been given to the statutory and regulatory requirements in force and those arising from the Company’s Code of Ethics. Special emphasis has been placed on the standards governing transparency, reliability and sufficient disclosure of accounting information.

The Audit Committee has in place open communication channels to be notified of any suspected breach of the Code of Conduct, particularly in respect of the issues for which the Audit Committee is responsible. In addition, the Audit Committee has been exerting periodical checks over the procedure to receive reports while keeping the identity of the reporting party confidential, by making an e-mail address available to employees and to the public at large where the Audit Committee may receive reports regarding control, accounting and external audit matters.

On the basis of the work performed carried out in furtherance of the objectives above listed, the Audit Committee has not become aware of any issue that in its opinion constitutes a significant departure from the rules and regulations mentioned in the first paragraph.

G.	Conflict of interest

The Audit Committee has not become aware of any materially relevant case involving the members of its corporate governance bodies affected by a conflict of interest situation.

H.	Transactions between related companies

The Audit Committee is responsible for issuing an opinion as to whether the transactions involving relevant amounts with related parties and submitted by the Board of Directors or by any of its members to the consideration by the Audit Committee have been conducted in arm’s length conditions.

For a definition of what must be understood by “relevant amount” and “related parties”, the Audit Committee refers to the provisions under Decree No. 677/01, Regime of Transparency in Public Offerings which modifies Section 73 of Law No. 17,811.

In this respect the Audit Committee wishes to report that on July 14, 2008 it was presented with a barter agreement between Alto Palermo S.A. and Cyrsa, with the latter being a company controlled on a 50/50 basis by IRSA and Cyrela Brazil Realty.

The barter agreement consisted in the conveyance of ownership by Alto Palermo S.A. in favor of Cyrsa over 150 parking lots located in Agüero 616 and the assignment of rights to engage in further construction in the hypermarket located in the block with boundaries delimited by the following streets Lavalle, Agüero, Guardia Vieja and Gallo, with the agreement being subject to certain conditions precedent. The amount of the transaction submitted to the consideration by the Audit Committee was US$ 6,225,000, payable by delivering the possession over 25% of owned constructed square meters and 25% of the parking lots located in the fourth underground level at Agüero 616 plus the tender of a monetary installment representative of 1% of the value of the barter.

To base its opinion, in addition to considering the information presented to it, the Audit Committee hired two renowned real estate brokers to perform an appraisal and concluded that the conditions of the barter agreement between Cyrsa and Alto Palermo S.A. are arm’s length, i.e., as would have customarily been agreed between unrelated parties.

Although this opinion by the Audit Committee was rendered in the course of the current fiscal, the Audit Committee has made a decision to include it in its Action Plan for fiscal 2008 for considering it advisable in view of the fact that this transaction has been reported in the financial statements as of June 2008 as a subsequent event.

I.	Proposal of fees for the Board of Directors.

As regards the Audit Committee’s responsibility for rendering an opinion on the Proposal of Fees for the Board of Directors and Management, information in this respect shall be provided in the course of the Shareholders’ Meeting convened to consider the results for the fiscal year ended June 30, 2008 in accordance with currently applicable rules and regulations.

III. General Conclusion

The members of Alto Palermo’s Audit Committee have performed several tasks as has been described in the preceding paragraphs in compliance with the responsibilities with which it has been entrusted pursuant to currently applicable statutory and regulatory standards and its by-laws. On the basis of the work performed, APSA’s Audit Committee is pleased to report that no situation has come to its attention which in its opinion warrants special inclusion in this report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 9, 2008.